

Mail Stop 3030

February 4, 2009

<u>Via U.S. Mail</u>

Mr. Amjad Huda
Chief Financial Officer
WaferGen Bio-systems, Inc.
Bayside Technology Center
46531 Fremont Blvd
Fremont, CA 94538

   Re: WaferGen Bio-systems, Inc.
     Form 10-KSB for the Year Ended December 31, 2007
     File No. 000-53252

Dear Mr. Huda:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief